UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 13, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 13, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC (the "Company")

Update on the Group's CET1 capital ratio

Since the Company's Q1 2020 Results Announcement published on 29 April 2020, there have been a number of developments, including regulatory changes, which will positively impact the Group's Common Equity Tier 1 ("CET1") capital ratio as at 30 June 2020.

The Company currently expects to report an increase in the Group's CET1 capital ratio from 13.1% as at 31 March 2020 to c.14% at 30 June 2020, ahead of market expectations.  Regulatory changes contributing to the improvement in the capital ratio as at the end of Q2 2020 include amendments to the Capital Requirements Regulation that were implemented in June 2020, including transitional relief relating to IFRS9 impairment and implementation of revised rules for the calculation of the prudential valuation adjustment to capital.  In addition, risk weighted assets ("RWAs") as at 30 June 2020 are expected to be lower than previously anticipated.

In the second half of the year there may be headwinds to the CET1 ratio from procyclical effects on RWAs, and reduced transitional relief on IFRS9 impairment.

The Group's Maximum Distributable Amount hurdle is expected to reduce from the Q1 2020 level of 11.5% to 11.2% following the Prudential Regulation Authority's statement that it will calculate Pillar 2A requirements as a nominal amount instead of a percentage of RWAs.

Further details will be provided in the Company's Interim Results to be published on 29 July 2020, which are expected to reflect the challenging income and impairment conditions for the consumer and corporate businesses, and continuing strength of markets income.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the US Securities Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2019 and Barclays PLC's Q1 2020 Results Announcement for the three months ended 31 March 2020 filed on Form 6-K), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, Barclays undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MAR - Inside Information

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014.